Filed by Arrowroot Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Arrowroot Acquisition Corp.

Commission File No. 001-40129

Date: March 13, 2024

Arrowroot Acquisition Corp. Announces Postponement of Special Meeting of Stockholders and New Record Date of Special Meeting of Stockholders

Marina Del Rey, CA, March 13, 2024 (GLOBE NEWSWIRE) -- Arrowroot Acquisition Corp. (“Arrowroot” or the “Company”) (NASDAQ: ARRWU, ARRW, ARRWW) today announced that its special meeting of stockholders (“Special Meeting”) will be postponed from its scheduled time of 9:00 a.m. Eastern Time on March 15, 2024 to 9:00 a.m. Eastern Time on March 25, 2024. The Special Meeting can still be accessed virtually by visiting www.virtualshareholdermeeting.com/ARRW2024SM. You will need the 12-digit meeting control number that is printed on your proxy card to enter the Special Meeting. The record date for the Special Meeting will be March 13, 2024.

For a stockholder of record as of the close of business on January 18, 2024, the original record date, who is also a stockholder of record on the new record date of March 13, 2024, and who provided a proxy to the Company based on the original record date, such proxy shall remain in full force and effect with respect to the number of shares held by such stockholder as of the close of business on the new record date (March 13, 2024) set for the Special Meeting unless explicitly revoked, or a later dated proxy is submitted, by the applicable stockholder. Previously submitted proxies are revocable. The previous submission of proxies also will not affect your right to vote in the event that you attend the Special Meeting. Please note, however, that attendance alone at the Special Meeting without voting will not be sufficient to revoke a previously authorized proxy. Please see your proxy card for specific instructions on how to vote your shares by telephone, through the Internet or by mail. If you have not already done so, it is important that you vote your Class A Common Stock promptly.

Stockholders as of the record date can vote, even if they have subsequently sold their shares. Any stockholders who wish to change their vote and need assistance should contact Okapi Partners LLC at (212) 297-0720, or info@okapipartners.com. In connection with the postponement of the Special Meeting, the Company has extended the deadline of holders of the Company’s Class A common stock issued in its initial public offering (the “Public Shares”) to submit their Public Shares for redemption until 5 p.m. Eastern Time on March 21, 2024. Stockholders who wish to withdraw their previously submitted redemption requests may do so prior to the rescheduled meeting by requesting that the transfer agent return such Public Shares prior to 9 a.m. Eastern Time on March 25, 2024.

About Arrowroot

Arrowroot Acquisition Corp. is a special purpose acquisition company formed for the purpose of effecting a merger, stock purchase or similar business combination with one or more businesses. The management team is led by Matthew Safaii, as Chief Executive Officer, and Thomas Olivier, as President and Chief Financial Officer, each with decades of experience identifying, evaluating, advising and investing in transformational growth companies in the technology sector. While the Company intends to evaluate opportunities in many sectors, it believes the diverse experience and extensive relationship network of its management team, board and sponsor will drive particularly attractive investment opportunities in the enterprise software sector.

Participants in the Solicitation

The Company and iLearningEngines (“iLearningEngines”), and their respective directors and executive officers, and other members of their management and employees, under the rules of the Securities and Exchange Commission (“SEC”), may be deemed participants in the solicitation of proxies of the Company’s stockholders in respect of the proposed business combination transaction involving Arrowroot and iLearningEngines (the “Proposed Business Combination”). Information about the directors and executive officers of the Company is set forth in the Company’s filings with the SEC. Information about the directors and executive officers of iLearningEngines and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, is set forth in the definitive proxy statement/prospectus for the Proposed Business Combination. Additional information regarding the identity of all potential participants in the solicitation of proxies to the Company’s stockholders in connection with the Proposed Business Combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, is included in the definitive proxy statement/prospectus. Such interests may, in some cases, be different from those of iLearningEngines’ or the Company’s stockholders generally.

No Offer or Solicitation

This press release relates to a proposed transaction between iLearningEngines and Arrowroot. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information

This press release is being made in respect of the Proposed Business Combination. This press release may be deemed to be solicitation material in respect of the Proposed Business Combination. The Proposed Business Combination will be submitted to the Company’s stockholders for their consideration. A full description of the terms of the Proposed Business Combination is provided in the Registration Statement on Form S-4 declared effective by the SEC on February 2, 2024 (the “Registration Statement”) that includes a preliminary prospectus with respect to the combined company’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement with respect to the shareholder meeting of the Company to vote on the Proposed Business Combination. The Company urges its investors, stockholders and other interested persons to read the Registration Statement and the definitive proxy statement/prospectus, amendments and supplements thereto as well as other documents filed with the SEC because these documents will contain important information about the Company, iLearningEngines and the Proposed Business Combination. The definitive proxy statement/prospectus was first mailed to stockholders of the Company on or about February 2, 2024. The Supplement to the definitive proxy statement/prospectus filed with the SEC on March 13, 2024 disclosing the new record date of March 13, 2024, the proxy card and the definitive proxy statement/prospectus will be distributed to all stockholders of record entitled to vote at the Special Meeting. Stockholders will also be able to obtain a copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Arrowroot Acquisition Corp., 4553 Glencoe Ave, Suite 200, Marina Del Rey, California 90292. The definitive proxy statement/prospectus can also be obtained, without charge, at the SEC’s website (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE BUSINESS COMBINATION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Media Contact:

Jessica Schmitt

jschmitt@arrowrootcapital.com

(310) 566-5967